Filed Pursuant to Rule 424(b)(3)
Registration No. 333-261679
PROSPECTUS SUPPLEMENT NO. 3
(To the Prospectus dated December 23, 2021)

20,143,404 Shares of Common Stock

This prospectus supplement supplements the prospectus, dated December 23, 2021 (as amended, the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-261679). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on February 9, 2022 (the “Current Report”) other than the information included in Item 7.01 and Exhibit 99.1, which was furnished and not filed. Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and resale of up to 20,143,404 shares (the “Shares”) of our common stock, $0.0001 per share (the “Common Stock”), by B. Riley Principal Capital, LLC (the “Selling Stockholder”). The shares included in the Prospectus consist of shares of Common Stock that we have issued or that we may, in our discretion, elect to issue and sell to the Selling Stockholder, from time to time after the date of the Prospectus, pursuant to a common stock purchase agreement we entered into with the Selling Stockholder on December 15, 2021 (the “Purchase Agreement”), in which the Selling Stockholder has committed to purchase from us, at our direction, up to $100,000,000 of our Common Stock, subject to terms and conditions specified in the Purchase Agreement. Concurrently with our execution of the Purchase Agreement on December 15, 2021, we issued 197,628 shares of Common Stock to the Selling Stockholder as consideration for its irrevocable commitment to purchase shares of our Common Stock at our election in our sole discretion, from time to time after the date of the Prospectus, upon the terms and subject to the satisfaction of the conditions set forth in the Purchase Agreement. See the section titled “Committed Equity Financing” in the Prospectus for a description of the Purchase Agreement and the section titled “Selling Stockholder” in the Prospectus for additional information regarding the Selling Stockholder.

We are not selling any shares of Common Stock being offered by the Prospectus and will not receive any of the proceeds from the sale of such shares by the Selling Stockholder. However, we may receive up to $100,000,000 in aggregate gross proceeds from sales of our Common Stock to the Selling Stockholder that we may, in our discretion, elect to make, from time to time after the date of the Prospectus, pursuant to the Purchase Agreement.

The Selling Stockholder may sell or otherwise dispose of the shares of Common Stock included in the Prospectus in a number of different ways and at varying prices. See the section titled “Plan of Distribution” in the Prospectus for more information about how the Selling Stockholder may sell or otherwise dispose of the Common Stock being offered in the Prospectus. The Selling Stockholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended.

The Common Stock is listed on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “APPH”. On February 8, 2022, the last reported sales price of our Common Stock on Nasdaq was $3.09 per share.

This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

We are incorporated in Delaware as a public benefit corporation. See “Prospectus Summary — Public Benefit Corporation” in the Prospectus.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled ”Risk Factors” beginning on page 11 of the Prospectus and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus supplement or the Prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated February 9, 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): February 7, 2022
AppHarvest, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-39288	82-5042965
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

500 Appalachian Way Morehead, KY	40351
(Address of principal executive offices)	(Zip Code)
Registrant’s telephone number, including area code: (606) 653-6100
(Former Name or Former Address, if Changed Since Last Report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	APPH	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	APPHW	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Resignation of Robert J. Laikin as Director

On February 7, 2022, Robert J. Laikin notified the Board of Directors (the “Board”) of AppHarvest, Inc. (the “Company”) of his resignation from the Board and all committees thereof effective immediately. Mr. Laikin’s decision to leave the Board was not the result of any disagreement between the Company and Mr. Laikin on any matter relating to the Company’s operations, policies, or practices.

Appointment of J. Kevin Willis as Director

On February 9, 2022, the Board appointed J. Kevin Willis to serve as a director of the Company, effective as of February 19, 2022. The Board also appointed Mr. Willis to serve as chair of the Audit Committee and a member of the Nominating and Corporate Governance Committee of the Board, effective as of February 19, 2022.

There is no arrangement or understanding between Mr. Willis and any other person pursuant to which he was selected as a director of the Company, and there is no family relationship between Mr. Willis and any of the Company’s other directors or executive officers. The Company is not aware of any transaction involving Mr. Willis requiring disclosure under Item 404(a) of Regulation S-K.

J. Kevin Willis, age 56, currently serves as Senior Vice President and Chief Financial Officer of Ashland Global Holdings Inc., a public company, a position he has held since September 2016. Mr. Willis held the same positions at Ashland Inc. and served in such capacities since May 2013. He earned a bachelor’s degree in accounting from Eastern Kentucky University and an MBA from Kellogg School of Management at Northwestern University.

Mr. Willis will be entitled to receive a $75,000 annual retainer for service as director. At each annual stockholder meeting following which his respective term as a director continues, Mr. Willis will be entitled to receive a restricted stock unit award having a value of $100,000 which will vest in full on the date of the following year’s annual meeting of the Company’s stockholders (or the date the date immediately preceding the date of the following year’s annual meeting if his service as a director ends at such meeting as a result of his failure to be re-elected or not standing for re-election), subject to continuous service as of such date and subject further to acceleration of vesting upon a change in control. Mr. Willis have also entered into the Company’s standard form of indemnification agreement.

Item 7.01 Regulation FD Disclosure.

On February 9, 2022, the Company issued a press release (the “Press Release”) announcing the appointment of Mr. Willis to the Board. A copy of the Press Release is furnished as Exhibit 99.1 to this Form 8-K and is incorporated herein by reference.

The information in this Item 7.01 of the Form 8-K, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Press Release, dated February 9, 2022.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AppHarvest, Inc.

Dated: February 9, 2022
	By:	/s/ Loren Eggleton
Loren Eggleton
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)